-----------------------
                                                               OMB APPROVAL
                                                         -----------------------
                                                         OMB Number:   3235-0058

                            UNITED STATES                Expires: March 31, 2006
                 SECURITIES AND EXCHANGE COMMISSION      Estimated average
                       WASHINGTON, D.C. 20549            burden hours per
                                                         response...........2.50
                                                         -----------------------
                                                            SEC FILE NUMBER
                                                                0-23001
                                                         -----------------------
                                                              CUSIP NUMBER
                                                         -----------------------

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



(CHECK ONE):  |_| Form 10-K   |_| Form 20-F   |_| Form 11-K   |X| Form 10-Q
              |_| Form N-SAR  |_| Form N-CSR


For Period Ended: July 31, 2005
|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

================================================================================
  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
================================================================================
            NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
            COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------


PART I - REGISTRANT INFORMATION

Signature Eyewear, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

498 N. Oak Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (STREET AND NUMBER)

Inglewood, CA  90302
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
---------------------

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has not completed its financial statements.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Michael Prince               310                  330-2700
         --------------           -----------         ------------------
             (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
|X| Yes |_| No

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting net income for the three and nine months ended July 31, 2005 materially greater than net income for the three and nine months ended July 31, 2004. It is unable to estimate the net income because it is reviewing its valuation allowance on its deferred tax asset. As of April 30, 2005, the valuation allowance was 100% of the deferred tax asset. As a result of the Company's profitability over the last several quarters, it is reviewing whether to record an adjustment to the valuation allowance. Any such adjustment could materially increase the net income the Company would otherwise report, and thus the Company is not in a position to provide a reasonable estimate of its net income for the third quarter.

The Company will report net revenues of approximately $6.3 million and $19.1 million for the three and nine months ended July 31, 2005, as compared to $6.1 million and $18.1 million for the three and nine months ended July 31, 2004.

                             Signature Eyewear, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 14, 2005             By: /s/ Michael Prince
                                         -----------------------------
                                         Michael Prince, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.